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                             December 14, 2023

       Yung-Peng Chang
       Co-Chief Executive Officer
       Semilux International Ltd.
       4F., No. 32, Keya Rd., Daya Dist.
       Central Taiwan Science Park
       Taichung City 42881, Taiwan

                                                        Re: Semilux
International Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed on December
1, 2023
                                                            File No. 333-275857

       Dear Yung-Peng Chang:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-4 filed December 1, 2023

       Unaudited Pro Forma Condensed Consolidated Financial Information Introduction, page 156

   1. In the third paragraph you state that the "unaudited pro forma condensed combined balance sheet as of
September 30, 2023, gives pro forma effect to the Transactions as if they had been
consummated as of January 1, 2022, the beginning of the earliest period presented." Please
revise this statement and the related pro forma adjustments, as applicable, to reflect
that the pro forma balance sheet as of September 30, 2023 gives pro forma effect to the
transactions as if they were consummated on September 30, 2023.
       Unaudited Pro Forma Combined Balance Sheet Adjustments, page 161

   2.                                                   We refer to footnotes
(2) and (3). Please ensure that amounts appearing in your footnotes agree to the
corresponding adjustment amounts on the pro forma balance sheet.
 Yung-Peng Chang
Semilux International Ltd.
December 14, 2023
Page 2
3. We refer to footnote (4). In the last sentence of your description of scenario 2, you refer to
         $78.36 million to be paid out of the trust account for redemptions. Please remove this sentence or tell us how this statement applies to scenario 2.
Company Management's Discussion and Analysis of Financial Condition and Results of
Operations
Components of Results of Operations
Revenue, page 205

4. It appears that total revenue for the nine months ended September 30, 2023 and September
         30, 2022 is NTD 23,168,000 and NTD 80,322,000, respectively. Please revise your table as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameYung-Peng Chang                               Sincerely,
Comapany NameSemilux International Ltd.
                                                                Division of
Corporation Finance
December 14, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName